                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                        13d-1(A) AND AMENDMENTS THERETO
                                FILED PURSUANT TO
                                  RULE 13d-2(A)
                               (AMENDMENT NO. *)(1)

                           SILVERSTREAM SOFTWARE, INC.
           ----------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
           ----------------------------------------------------------
                           (Title Class of Securities)

                                    827907106
           ----------------------------------------------------------
                                 (CUSIP Number)

                           Joseph A. LaSala, Jr., Esq.
                         Senior Vice President, General
                              Counsel and Secretary
                                  NOVELL, INC.
                               8 Cambridge Center
                               Cambridge, MA 02142
                                 (617) 374-9800
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Howard L. Shecter, ESQ.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                               New York, NY 10178
                                 (212) 309-6000

                                  JUNE 9, 2002
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827907106                      13D                     Page 2 of 2


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

Novell, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0(1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH             4,611,413(1)
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER

                    0(1)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,611,413(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     20.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


    CO
--------------------------------------------------------------------------------

(1) SEE ITEM 5 herein.

CUSIP No. 827907106                      13D                    Page 3 of 3


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

Delaware Planet Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0(1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
  OWNED BY           4,611,413(1)
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
                    0(1)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,611,413(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     20.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


    CO
--------------------------------------------------------------------------------

(1) SEE ITEM 5 herein.

CUSIP No. 827907106                      13D                         Page 4 of 4



ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, par value $0.001 per share (each a "Share" and collectively, the "Shares"), of SilverStream Software, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Exchange Act"). The address of the principal executive offices of the Issuer is Two Federal Street, Billerica, Massachusetts 01821-3559.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) and (f) This statement is filed by Novell, Inc., a Delaware corporation ("Novell"), and Delaware Planet Inc., a Delaware corporation and a wholly-owned subsidiary of Novell ("Purchaser" and together with Novell, the "Reporting Person"). Novell and Purchaser are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1. The principal executive and business office of each of Novell and Purchaser is located at 1800 South Novell Place, Provo, Utah 84606.

         Novell's principal business is providing eBusiness and Internet services and software products designed for intranets and extranets to large-scale corporations, government entities, educational institutions, resellers and distributors both domestically and internationally. Purchaser is a recently incorporated Delaware corporation organized solely to carry out certain transactions in connection with the Merger (as defined herein).

         As a result of entering into the Stockholder's Agreements described in Items 3 and 4 below, Novell and Purchaser have formed a "group" with each other and may be deemed to have formed a "group" with the Support Stockholders (as defined in Item 4 below) for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. Novell and Purchaser expressly declare that the filing of this Schedule 13D shall not be construed as an admission by them that they have formed a group with the Support Stockholders.


         Information as to each of the executive officers and directors of Novell is set forth on Annex A hereto. Information as to each of the executive officers and directors of Purchaser is set forth on Annex B hereto. Each of such persons on Annex A and Annex B is a citizen of the United States.


         (d) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in Annex A or Annex B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


         (e) Except as disclosed in Annex A hereto, during the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in Annex A or Annex B hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Beneficial ownership of the Shares which are the subject of this
Schedule 13D may be deemed to have been acquired through the execution of the Stockholder's Agreements, each dated June 9, 2002, among Novell, Purchaser and certain stockholders of the Issuer (the "Stockholder's Agreements"), a form of which is attached hereto as Exhibit 2 and incorporated herein by reference. The Reporting Person has

CUSIP No. 827907106                      13D                         Page 5 of 5

not paid to any of the stockholders that are parties to the Stockholder's Agreements any funds in connection with the execution of the Stockholder's Agreements. The Stockholder's Agreements were entered into to induce Novell and Purchaser to enter into, and in consideration for their entering into, the Merger Agreement (as defined below).

ITEM 4.  PURPOSE OF TRANSACTION

           This Schedule 13D relates to the tender offer (the "Offer") being made by Purchaser to purchase all of the outstanding Shares of the Issuer at a price of $9.00 per Share net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated as of June 9, 2002 by and among Novell, Purchaser and the Issuer (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference. Pursuant to the Merger Agreement, Novell and Purchaser commenced the Offer on June 18, 2002, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference, and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference. As soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law, Purchaser will be merged with and into the Issuer (the "Merger") with the Issuer being the surviving corporation in the Merger. Following consummation of the Merger, the Issuer will continue as the surviving corporation and will become a wholly-owned subsidiary of Novell.

           In order to induce Novell to enter into the Merger Agreement, Paul Severino, Richard D'Amore, Timothy Barrows, David Skok, Craig Dynes, David Litwack, The Litwack Irrevocable Trust, Kim Sheffield, Steven Benfield, Matrix IV Entrepreneurs Fund, L.P. and Matrix Partners IV, L.P. (the "Support Stockholders"), comprising all of the Issuer's directors and certain of their respective affiliates and certain of the Issuer's executive officers owning in the aggregate approximately 20% of the issued and outstanding Shares (or approximately 16% of the Shares on a fully-diluted basis), have each entered into a Stockholder's Agreement dated as of June 9, 2002 with Novell and Purchaser pursuant to which the Support Stockholders have, subject to certain limitations, (i) agreed to tender and sell 4,611,413 Shares (the "Subject Shares") to Novell pursuant to the Offer, (ii) agreed not to withdraw any Subject Shares tendered in the Offer, (iii) agreed to vote such Subject Shares in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger, (iv) granted to Novell an option to purchase the Subject Shares under certain conditions and (v) granted to Novell, Purchaser and their nominees, an irrevocable proxy to vote such Subject Shares in favor of the transactions contemplated by the Merger Agreement.

         (a) - (g), (j) The information set forth in the Introduction, Section 11 ("Background of the Offer"), Section 12 ("The Merger Agreement; Other Arrangements") and Section 13 ("Purpose and Structure of the Offer; Plans for the Company; Appraisal Rights") of the Offer to Purchase is incorporated herein by reference.


         (h) - (i) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares; Nasdaq Listing; Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.


         Except as described herein, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Nevertheless, the Reporting Person may initiate a review of the Issuer and its assets, corporate structure, capitalization, operations, properties, policies and personnel to determine what

CUSIP No. 827907106                      13D                         Page 6 of 6


changes, if any, would be desirable following the Merger in order to best organize and coordinate the activities of the Issuer and Novell.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


         (a) - (b) As of the date hereof, neither Novell nor Purchaser owns any Shares. However, as a result of entering into the Stockholder's Agreements with the Support Stockholders, Novell and Purchaser possess shared power to vote or direct the vote of, and thus may be deemed to beneficially own, 4,611,413 Shares, or approximately 20.3% of the issued and outstanding Shares as of June 9, 2002.


         With respect to the voting of the Subject Shares, the Reporting Person has the power to vote or cause the vote of the Subject Shares in accordance with the terms of the Stockholder's Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Subject Shares for purposes of
Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.


         (c) Except as described above, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons named in Annex A and Annex B hereto, (i) beneficially owns or has any right to acquire, directly or indirectly, any equity securities of the Issuer or (ii) effected any transaction in such equity securities during the past 60 days.


         (d) To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.


         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference. Except for the Merger Agreement, the Stockholder's Agreements, the Mutual Non-Disclosure Agreement and as described above, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons named in Annex A or Annex B hereto, have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1         Joint Filing Agreement.


         Exhibit 2 Form of Stockholder's Agreement dated as of June 9, 2002, by and among Novell, Inc., Delaware Planet Inc., and each of Craig Dynes, Timothy Barrows, Paul
                           J. Severino, Richard D'Amore, Kim Sheffield, Steven Benfield, The Litwack Irrevocable Trust, David Litwack, David Skok, Matrix IV Entrepreneurs Fund, L.P. and Matrix Partners IV, L.P. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Novell, Inc. and Planet Delaware Inc. with the SEC on June 18, 2002).

CUSIP No. 827907106                      13D                         Page 7 of 7


         Exhibit 3 Agreement and Plan of Merger, dated as of June 9, 2002, by and among Novell, Inc., Delaware Planet Inc. and SilverStream Software, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Novell, Inc. with the SEC on June 10, 2002).

         Exhibit 4 Offer to Purchase dated June 18, 2002 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Novell, Inc. and Delaware Planet Inc. with the SEC on June 18, 2002).

         Exhibit 5 Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Novell, Inc. and Delaware Planet Inc. with the SEC on June 18, 2002).

CUSIP No. 827907106                      13D                         Page 8 of 8


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 19, 2002                  NOVELL, INC.


                                      By: /s/ Joseph A. LaSala, Jr.
                                         --------------------------------------
                                         Name:   Joseph A. LaSala, Jr.
                                         Title:  Senior Vice President, General
                                                 Counsel and Secretary

                                      DELAWARE PLANET INC.


                                      By: /s/ Joseph A. LaSala, Jr.
                                         --------------------------------------
                                         Name:   Joseph A. LaSala, Jr.
                                         Title:  President and Secretary

CUSIP No. 827907106                      13D                     Page 9 of 9



                                     ANNEX A

                        DIRECTORS AND OFFICERS OF NOVELL

         The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Novell are set forth below. Unless otherwise indicated below, the business address of each director and officer is c/o Novell, Inc., 1800 South Novell Place, Provo, Utah 84606. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Novell. Except as described herein, none of the directors and officers of Novell listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

                                                                 Present Principal Occupation and
      Name                          Title                          Five-Year Employment History
------------------             -----------------------      -----------------------------------------------------
Jack L. Messman                  Chairman of the Board,     Mr. Messman, 62, became President and Chief Executive
                                 President and Chief        Officer of Novell in July 2001 in connection with the
                                 Executive Officer          Novell's acquisition of Cambridge Technology Partners
                                                            (Massachusetts), Inc. ("Cambridge"), and was appointed
                                                            Chairman of the Board of Directors in November 2001. He
                                                            has been a director of Novell since 1985. From August
                                                            1999 to July 2001, Mr. Messman was President and Chief
                                                            Executive Officer of Cambridge. Mr. Messman was the
                                                            Chief Executive Officer of Union Pacific Resources Group
                                                            Inc., an energy company, from 1991 to August 1999 and
                                                            its Chairman from 1996 to August 1999. Mr. Messman is
                                                            also a director of Metallurg Inc., Safeguard
                                                            Scientifics, Inc., RadioShack Corporation, and USDATA
                                                            Corporation.

Elaine R. Bond                   Director                   Ms. Bond, 66, retired in December 1994 as a Chase Fellow
                                                            and Senior Consultant for Chase Manhattan Bank, a New
                                                            York based financial institution, a position held since
                                                            December 1991.  Ms. Bond has served as a Director of
                                                            Novell since 1993.

Richard L. Nolan                 Director                   Mr. Nolan, 61, has served as William Barclay Harding
Harvard Business School                                     Professor of Management of Technology, Harvard Business
Baker 465, Soldier's Field                                  School, an institution of higher education, since
Boston, Massachusetts                                       September 1991. Mr. Nolan served as Chairman and Chief
02163                                                       Executive Officer of Nolan, Norton and Company, an
                                                            information technology management consulting company,
                                                            from 1977 until

CUSIP No. 827907106                      13D                      Page 10 of 10


                                                                 Present Principal Occupation and
      Name                          Title                          Five-Year Employment History
------------------             -----------------------      -----------------------------------------------------
                                                            1987 when the company was acquired by
                                                            KPMG. Mr. Nolan then served as Chairman of Nolan, Norton
                                                            and Company and Partner of KPMG from 1987 to 1991. Mr.
                                                            Nolan is also a director of Great Atlantic and Tea
                                                            Company.  Mr. Nolan has served as a Director of Novell
                                                            since 1998.

John W. Poduska, Sr., Ph.D.      Director                   Dr. Poduska, 64, was the Chairman of Advanced Visual
                                                            Systems, Inc., a provider of visualization software,
                                                            from January 1992 to December 2001. From December 1989
                                                            until December 1991, Dr. Poduska was President and Chief
                                                            Executive Officer of Stardent Computer, Inc., a computer
                                                            manufacturer. From December 1985 until December 1989,
                                                            Dr. Poduska was founder, Chairman and Chief Executive
                                                            Officer of Stellar Computer, Inc., a computer
                                                            manufacturer and the predecessor of Stardent Computer,
                                                            Inc. Prior to founding Stellar Computer, Inc., Dr.
                                                            Poduska founded Apollo Computer Inc. and Prime Computer
                                                            Inc. Dr. Poduska is also a director of Anadarko
                                                            Petroleum Corporation, Safeguard Scientifics, Inc. and
                                                            eMerge Interactive, Inc.  Mr. Poduska has served as a
                                                            Director of Novell since 2000.

James D. Robinson, III           Director                   Mr. Robinson, 66, is co-founder and has served as
RRE Ventures                                                Chairman and Chief Executive Officer of RRE Investors,
126 E. 56th Street                                          LLC, a private information technology venture investment
22nd Floor                                                  firm, since 1994 and Chairman of Violy Byorum & Partners
New York, NY  10022                                         Holdings, LLC, a private firm specializing in financial
                                                            advisory and investment banking activities in Latin
                                                            America, since 1995. He has also served as Chairman,
                                                            Chief Executive Officer and sole stockholder of J.D.
                                                            Robinson Incorporated, a strategic consulting company,
                                                            since 1993. He previously served as Chairman and Chief
                                                            Executive Officer of American Express Company, a
                                                            financial services company, from 1977 to 1993. Mr.
                                                            Robinson is a director of Bristol-Myers Squibb Company,
                                                            The Coca-Cola Company, First Data Corporation, Sunbeam
                                                            Corporation, ScreamingMedia Inc. and Claxson Interactive
                                                            Group Inc. Mr. Robinson is a member of the Business
                                                            Council and the Council on Foreign Relations. He is
                                                            Honorary Co-Chairman of Memorial Sloan-Kettering Cancer
                                                            Center, an honorary trustee of the Brookings
                                                            Institution, and

CUSIP No. 827907106                      13D                      Page 11 of 11


                                                                 Present Principal Occupation and
      Name                          Title                          Five-Year Employment History
------------------             -----------------------      -----------------------------------------------------
                                                            Chairman Emeritus of the World Travel
                                                            and Tourism Council. Mr. Robinson served as Co-Chairman
                                                            of the Business Roundtable and as Chairman of the
                                                            Advisory Committee on Trade Policy and Negotiations.
                                                            Mr. Robinson has served as a Director of Novell since
                                                            2001.

Carl J. Yankowski..............  Director                   Mr. Yankowski, 53, was the Chief Executive Officer of
                                                            Palm, Inc., a computer software and hardware
                                                            manufacturer, and one of its directors from December
                                                            1999 to November 2001. From September 1998 to December
                                                            1999, Mr. Yankowski was Executive Vice President of
                                                            Reebok International Ltd., a footwear and apparel
                                                            company, and President and Chief Executive Officer of
                                                            the Reebok Division. From November 1993 to January
                                                            1998, Mr. Yankowski was President and Chief Operating
                                                            Officer of Sony Electronics Inc., a subsidiary of the
                                                            Sony Corporation and a manufacturer of electronic
                                                            devices. Mr. Yankowski also serves as a director of
                                                            Safeguard Scientifics, Inc., and he is a member of the
                                                            board of advisors of Boston College Business School.
                                                            Mr. Yankowski has served as a Director of Novell since
                                                            2001.

Christopher Stone                Vice Chairman, Office of   Mr. Stone, 45, was named to the newly created position
                                 the CEO                    of Vice Chairman, Office of the CEO, effective March 1,
                                                            2002.  In January 2000, Mr. Stone founded Tilion, Inc.,
                                                            a software company providing event management solutions
                                                            for logistics and supply chain managers, and had served
                                                            as its President and Chief Executive Officer until March
                                                            2002.  Prior to founding Tilion, Mr. Stone served as
                                                            Novell's Senior Vice President of Strategy from
                                                            September 1997 to October 1999.  Prior to joining
                                                            Novell, Mr. Stone founded and served as the Chief
                                                            Executive Officer of Object Management Group, a software
                                                            development standardization group.

Alan J. Friedman                 Senior Vice President,     Mr. Friedman, 55, became Senior Vice President, People
                                 People                     of Novell in July 2001 in connection with the Cambridge
                                                            acquisition. Mr. Friedman served as Cambridge's Senior
                                                            Vice President of Human Resources, Enterprises Learning
                                                            and Knowledge Management from January 2000 to July 2001,
                                                            and had joined Cambridge in December 1999 as Vice
                                                            President of Learning and Knowledge Management. Prior to
                                                            joining Cambridge, Mr. Friedman was Senior Vice
                                                            President of Human Resources for Arthur D. Little, Inc.,
                                                            a consulting firm, from June 1993 to December 1999.

Joseph A. LaSala, Jr.            Senior Vice President,     Mr. LaSala, 47, became Senior Vice President, General
                                 General Counsel and        Counsel and Secretary of Novell in July 2001 in
                                 Secretary                  connection with the Cambridge acquisition. From March
                                                            2000 to July 2001, Mr. LaSala served as Senior Vice
                                                            President, General Counsel and Secretary of Cambridge.
                                                            Prior to joining Cambridge, Mr. LaSala served as Vice
                                                            President, General Counsel and Secretary of Union
                                                            Pacific Resources Group Inc. from January 1996 to March
                                                            2000.

Carl S. Ledbetter, Ph.D          Senior Vice President,     Dr. Ledbetter, 53, has served as Senior Vice President,
                                 Engineering and            Engineering and Research and Development of Novell since
                                                            May 2000. Dr.

CUSIP No. 827907106                      13D                     Page 12 of 12


                                                                 Present Principal Occupation and
      Name                          Title                          Five-Year Employment History
------------------             -----------------------      -----------------------------------------------------

                                 Research and               Ledbetter joined Novell in October 1999 as
                                 Development                Senior Vice President, Business and Corporate
                                                            Development. From January 1996 to October 1999,
                                                            Dr. Ledbetter served as Chairman of the Board of
                                                            Directors and Chief Executive Officer of Hybrid
                                                            Networks, Inc., a manufacturer and supplier of
                                                            broadband access products for wireless systems.
                                                            From April 1993 to January 1996, Dr. Ledbetter
                                                            served as president of the consumer products
                                                            division of AT&T, and from October 1991 to April
                                                            1993, Dr. Ledbetter served as the head of the PC
                                                            networking division of Sun Microsystems, a
                                                            computer manufacturer. In July 2000, Dr. Ledbetter
                                                            entered into a settlement agreement in the form of
                                                            a consent decree with the Securities and Exchange
                                                            Commission (the "SEC") in connection with the
                                                            SEC's investigation of Hybrid Networks, Inc. of
                                                            which Dr. Ledbetter served as Chairman, President
                                                            and Chief Executive Officer, generally concerning
                                                            alleged violations of the federal securities laws.
                                                            Without admitting or denying any violations of the
                                                            federal securities laws, Dr. Ledbetter agreed to
                                                            pay a civil fine and entered into a permanent
                                                            injunction prohibiting him from knowingly
                                                            circumventing or failing to implement a system of
                                                            internal accounting controls and from engaging in
                                                            violations of certain specified reporting
                                                            provisions and accounting control provisions of
                                                            the federal securities laws.

Ralph T. Linsalata               Senior Vice President,     Mr. Linsalata, 64, joined Novell as Senior Vice
                                 Venture Investments        President, Venture Investments in July 2001 in
                                                            connection with the Cambridge acquisition. Prior
                                                            to that, Mr. Linsalata joined Cambridge in
                                                            December 1999 and served as Executive Vice
                                                            President, NEWCO Investments. Before joining
                                                            Cambridge, Mr. Linsalata served as a senior vice
                                                            president of Hill Holliday Advertising, Inc., an
                                                            advertising agency, holding positions as a
                                                            Strategic Consultant and Managing Director of that
                                                            company's interactive group since March 1997. From
                                                            1994 to 1997, Mr. Linsalata served as Chief
                                                            Executive Officer of Weston Corporate Development,
                                                            Inc.


Gary F. Schuster                 Senior Vice President,     Mr. Schuster, 60, became Senior Vice President,
                                 Communications             Communications in July 2001 in connection with the
                                                            Cambridge acquisition. From August 2000 to July 2001,
                                                            Mr. Schuster was Senior Vice President,

CUSIP No. 827907106                      13D                     Page 13 of 13


                                                                 Present Principal Occupation and
      Name                          Title                          Five-Year Employment History
------------------             -----------------------      -----------------------------------------------------
                                                            Communications for Cambridge. Prior
                                                            to joining Cambridge, Mr. Schuster
                                                            served as Vice President for
                                                            Corporate Relations at Union
                                                            Pacific Corporation, a
                                                            transportation company, from
                                                            October 1987 to August 2000.

CUSIP No. 827907106                      13D                     Page 14 of 14


                                     ANNEX B

                       DIRECTORS AND OFFICERS OF PURCHASER

         The name and position with Purchaser of each director and officer of Purchaser are set forth below. The business address, Novell principal occupation or employment, five-year employment history and citizenship of each such person is set forth in Annex A.

   Name                                           Title
---------------------                  --------------------------------------
Jack L. Messman                        President, Treasurer and Director

Joseph A. LaSala, Jr.                  Vice President, Secretary and Director

                                 EXHIBIT INDEX

         Exhibit 1         Joint Filing Agreement.*

         Exhibit 2 Form of Stockholder's Agreement dated as of June 9, 2002, by and among Novell, Inc., Delaware Planet Inc., and each of Craig Dynes, Timothy Barrows, Paul
                           J. Severino, Richard D'Amore, Kim Sheffield, Steven Benfield, The Litwack Irrevocable Trust, David Litwack, David Skok, Matrix IV Entrepreneurs Fund, L.P. and Matrix Partners IV, L.P. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Novell, Inc. and Planet Delaware Inc. with the SEC on June 18, 2002).

         Exhibit 3 Agreement and Plan of Merger, dated as of June 9, 2002, by and among Novell, Inc., Delaware Planet Inc. and SilverStream Software, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Novell, Inc. with the SEC on June 10, 2002).

         Exhibit 4 Offer to Purchase dated June 18, 2002 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Novell, Inc. and Delaware Planet Inc. with the SEC on June 18, 2002).

         Exhibit 5 Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Novell, Inc. and Delaware Planet Inc. with the SEC on June 18, 2002).

------------------
* Filed herewith

CUSIP No. 827907106                      13D                     Page 15 of 15


                                    EXHIBIT 1
                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other parties hereto on behalf of each of them a statement on
Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Silverstream Software, Inc., a Delaware corporation, and that this agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.


         In witness whereof, the undersigned hereby execute this agreement as of the 19th day of June, 2002.


                                      Novell, Inc.

                                      By:      /s/ Joseph A. LaSala, Jr.
                                                 --------------------------
                                      Name:      Joseph A. LaSala, Jr.
                                      Title:     Senior Vice President,
                                                 General Counsel and
                                                 Secretary

                                      Delaware Planet Inc.

                                      By:      /s/ Joseph A. LaSala, Jr.
                                                 --------------------------
                                      Name:      Joseph A. LaSala, Jr.
                                      Title:     Vice President and Secretary